Exhibit 12.1

TIFFANY & CO.

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Three months ended April 30,
(dollars in millions)	2016		2015

Earnings from continuing operations before income taxes	$123.1		$160.7
Fixed charges, less capitalized interest	31.4		30.7
Total earnings as defined	$154.5		$191.4

Fixed Charges:
Interest expense before capitalization of interest [a]	$11.3		$11.6
Estimated interest portion of rent expense	20.5		19.6
Total fixed charges [b]	$31.8		$31.2

Ratio of Earnings to Fixed Charges	4.9	x	6.1	x

[a]	Interest expense does not include interest related to uncertain tax positions and other non-third party indebtedness.

[b]	Fixed charges represent interest expense (before interest is capitalized), amortization of deferred financing costs and an appropriate interest factor on operating leases.